Exhibit 99.4

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	June 17, 2015 at 6.45 p.m.

Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (the “Company” or “Biotie”) has received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Versant Ventures V, LLC on behalf of itself and Versant Venture Capital V, L.P concerning changes in share ownership and an arrangement which, if realized, would result in changes in share ownership.

The Company previously announced on April 24, 2015 that it had received a notification regarding possible changes in holdings from Versant Ventures V, LLC on behalf of itself and Versant Venture Capital V, L.P. According to the previous notification, should the convertible promissory notes (the "Convertible Notes") and other equity-based instruments (the "Warrants") pursuant to the subscription agreement entered into between Biotie and certain investors be issued to entities controlled by Versant Ventures V, LLC, their conversion and exercise in full would have resulted in a combined holding of shares and votes that would exceed 5 per cent.

According to the notification received today, Versant Ventures V, LLC is the sole general partner of (i) Versant Venture Capital V, L.P., (ii) Versant Affiliates Fund V, L.P. and (iii) Versant Ophthalmic Affiliates Fund I, L.P. and (iv) the sole shareholder of Versant Ventures V GP-GP (Canada), Inc. Versant Ventures V GP-GP (Canada), Inc. is the sole general partner of Versant Ventures V (Canada), L.P., which is the sole general partner of Versant Venture Capital V (Canada) LP. Neither Versant Ventures V, LLC nor any other entity under its control, other than (i) Versant Venture Capital V, L.P., (ii) Versant Affiliates Fund V, L.P., (iii) Versant Ophthalmic Affiliates Fund I, L.P. and (iv) Versant Venture Capital V (Canada) LP, holds any shares or securities entitling to shares in the Company.

According to the notification, the current shareholding by entities controlled by Versant Ventures V, LLC through ordinary shares and American Depositary Shares in the Company is as described below:

	Number of shares and voting rights	(%) of shares and voting rights (calculated by the Company based on the current number of shares)
Shares and voting rights currently held	58,545,411	5.97

The notification further refers to the Warrants, which are described in more detail in the stock exchange release issued by the Company on April 23, 2015. The subscription of shares based on the Warrants is conditional, among other things, on the Warrant holder's decision to subscribe for shares and the occurrence of certain events. To this extent, the notification concerns an arrangement that, if realized, would result in the below described changes in share ownership.

According to the notification, the exercise in full of the Warrants would result in shareholdings in the Company of the entities listed in Annex 1 as described below:

	Number of shares and voting rights	(%) of shares and voting rights
Shares and voting rights currently held	58,545,411	5.03
Shares that may be subscribed based on Warrants	37,051,651	3.18
TOTAL	95,597,062	8.21

According to the notification, the total number of shares and votes used above is 1,164,185,269, which has been calculated as (a) the current total number of shares and votes as published by the Company in accordance with Chapter 8, Section 6 of the Securities Markets Act (980,851,935 shares and votes), added with (b) the total number of shares and votes following full conversion of the Warrants (183,333,334 shares and votes), assuming no other new shares are issued by the Company.

On the date of this release, the number of shares in Biotie Therapies Corp. amounts to 980,851,935, of which 2,605,691 shares are held by the Company and its subsidiaries.

In Turku, June 17, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

David Cook, CFO

Tel. +358 2 2748 900, e-mail: david.cook@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com

ANNEX 1: INDIRECT HOLDINGS OF SHARES AND VOTING RIGHTS

Name of shareholder and reason for indirect holding (e.g. controlled undertaking or transfer of voting rights)	Shares		Voting rights
	Number	%	Number	%
Versant Venture Capital V, L.P. (controlled by Versant Ventures V, LLC)	83,891,674	7.21	83,891,674	7.21
Versant Affiliates Fund V, L.P. (controlled by Versant Ventures V, LLC)	2,523,488	0.22	2,523,488	0.22
Versant Ophthalmic Affiliates Fund I, L.P. (controlled by Versant Ventures V, LLC)	2,797,296	0.24	2,797,296	0.24
Versant Venture Capital V (Canada) LP (indirectly controlled by Versant Ventures V, LLC)	6,384,604	0.55	6,384,604	0.55
TOTAL	95,597,062	8.21	95,597,062	8.21